UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                          For the date of 16 May 2006

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






EMBARGO 7.00 AM                                                  16 MAY 2006




                           Allied Irish Banks, p.l.c.

                                 Trading Update





Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) is issuing the following update on trading following a review of performance in the year to date. All trends in this update are in constant currency terms.



Since issuing guidance in February 2006 business in all our principal franchises has been strong and these positive trends are being sustained. Customer demand is buoyant and both the pipelines of new business and their high levels of conversion at good rates of return on capital underpin our confidence in the future. Asset quality is very strong and recoveries of impaired loans are particularly high in the year to date.



Productivity continues to improve and we are targeting income growth to exceed cost growth at enterprise and individual division level. Economic conditions in our international and domestic markets are good and create a very positive environment for us to develop high quality business. We continue to invest heavily in our people and systems to underpin and sustain profitable growth. The investment programme in our operations is also designed so that we are well positioned and prepared to meet industry wide regulatory requirements.



Profit is expected to increase in each of our operating divisions this year. We also anticipate a good increase in the contribution from our investment in M&T.



For the full year 2006, we are now targeting mid to high teens growth in adjusted basic earnings per share (EPS).* This guidance is relative to the 2005 number of 145.9c. The rate of EPS growth for the interim 6 months to June is expected to exceed that of the full year's due to a level of impaired loan recoveries in the current period that we consider to be exceptional.



Our planned growth will be supported through a combination of capital we generate internally and capital we select from a suite of other available sources. Our funding profile is conservative and was recently boosted by the successful and efficient raising of EUR3.5bn in the fixed income market.



* Excludes profit on Bankcentre sale and development, profit on Aviva / ARK Life transaction and hedge volatility under IFRS





REPUBLIC OF IRELAND DIVISION

Our domestic retail and commercial banking franchise is performing strongly. A higher interest rate environment is expected to temper rather than materially reduce customer demand and we are now targeting loans to increase this year by around 25%, higher than previously guided in February. We expect growth in customer deposits to be around 15%. Competition remains intense although its impact is as anticipated. Our recently revised suite of products and services further underpins the resilience and potential of our market position.



We have agreed a framework for performance related pay with our staff that sets us apart from our peers. This action reflects our confidence in the future and ensures we continue to attract and retain key people to sustain long term growth. It increases the proportion of variable costs and together with other discretionary investments in our business will mean an above trend growth in costs this year. However, we expect the rate of income growth to be greater than the rate of increase in costs.





UK DIVISION

In Great Britain our focus on chosen business sectors continues to deliver high quality growth. The consistent high grade customer service we provide is creating an abundance of opportunities and there is strong momentum in both loans and deposits. Our aggressive business development plan is being executed by high calibre teams in which we continue to invest and supplement with additional skilled people. Branch and office locations are being upgraded or relocated to ensure we optimise the potential of our market position.



First Trust in Northern Ireland is performing well and in line with expectations.



Full year loan growth for the division is expected to be over 20% and deposits are expected to grow by around 15%.





CAPITAL MARKETS

Corporate Banking, which comprises over half this division's profit, is enjoying another outstanding year. We have a proven ability to identify and establish premium positions in attractive international markets from which we derive over 70% of Corporate Banking's profit. This ability, allied to a strong domestic franchise is the hallmark of Corporate Banking's consistent outperformance. We are targeting loans to increase by around 20% this year and expect the pattern of strong profit growth to continue.



Global Treasury is performing well. Performance in our customer business is well distributed and robust across the major product lines of foreign exchange, cash management and interest rate risk management. Performance in our wholesale business is in line with expectations with our bond management activities a highlight.



Goodbody Stockbrokers and our corporate finance teams are notable contributors to an overall good performance anticipated in Investment Banking.





POLAND DIVISION

A year of strong profit growth is expected in Poland.



Buoyant demand for our best-in-class investment funds products is a particular highlight. Momentum in the latter months of 2005 has continued and inflows from new and existing customers are running at record levels.



An increase in our loan book of around 10% is anticipated with good demand evident for personal loans. Demand for local currency mortgages is beginning to recover which we see as a welcome development. The business lending environment is gradually improving and while liquidity amongst corporates is still high there is a positive outlook for investment spending which should increase loan demand.



In the savings market, customers are primarily focused on investment funds; we expect a single digit increase in our deposits this year.





M&T BANK CORPORATION

A good contribution is expected again in 2006 as M&T maximises opportunities in a relatively lower growth environment. In the first quarter of this year, M&T once again exceeded market consensus. Both efficiency gains and further improvements in asset quality were highlights of performance.





MARGINS

In line with our guidance at the announcement of our 2005 results in February we continue to expect around 20 basis points of reduction in our net interest margin this year. The causes are the same as they have been for some time - loans growing faster than deposits, lower reinvestment rates for customer account funds, business mix and competition.





NON INTEREST INCOME

We are now targeting a significant increase of around 12% in 2006. In Poland, asset management, stockbroking and payment processing fees are all growing strongly. Activity levels and business pipelines are also well up on last year in our Irish corporate finance business.





COSTS

We are confident that we will again achieve our core objective of maintaining a positive gap of at least 3% between income and cost growth. This year we expect an above trend cost increase of around 9%.



In this time of exceptional opportunity and income buoyancy we consider it prudent to invest so that the long term health of our business is assured. People recruitment and reward, building common operating systems and a resilient risk, compliance and corporate governance framework across the enterprise are all essential ingredients vital to achieving this goal. In the event of an income slowdown, the pace of investment would be moderated without impairing our business.





ASSET QUALITY

All leading indicators of asset quality are solid. We remain vigilant in our assessment and management of risk; while this is an exceptionally benign credit environment, there are currently no trends or developments that lead us to foresee an imminent deterioration. We now expect the bad debt provision charge in 2006 not to exceed 15 basis points of average loans. As referred to earlier in this update, very high non recurring recoveries in the first half are likely to mean a lower charge in the interim period to June.





NOTE

Group results for the interim period to 30th June 2006 will be announced on 1st August 2006.



                                     -ENDS-



For further information please contact:

Alan Kelly                                    Catherine Burke
General Manager, Group Finance                Head of Corporate Relations
AIB Group                                     AIB Group
Bankcentre                                    Bankcentre
Dublin 4                                      Dublin 4
Tel: +353-1-6600311 ext. 12162                Tel: +353-1-6600311 ext. 13894



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  16 May 2006                                  By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.